SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Hycroft Mining Holding Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

44862P109
(CUSIP Number)

September 1, 2021
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44862P109	13G/A	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,895,798 shares of Class A Common Stock (including 1,353,865 shares of Class A Common Stock issuable upon exercise of warrants) (See Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,895,798 shares of Class A Common Stock (including 1,353,865 shares of Class A Common Stock issuable upon exercise of warrants) (See Item 4)*
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,895,798 shares of Class A Common Stock (including 1,353,865 shares of Class A Common Stock issuable upon exercise of warrants) (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% (See Item 4)*
12	TYPE OF REPORTING PERSON IA, OO

* As more fully described in Item 4, the reported warrants are subject to the 9.8% Blocker (as defined in Item 4(b)) and the percentage set forth on row (11) gives effect to the 9.8% Blocker. However, rows (6), (8) and (9) show the number of shares of Class A Common Stock that would be issuable upon the exercise in full of the reported warrants and do not give effect to the 9.8% Blocker. Therefore, the actual number of shares of Class A Common Stock beneficially owned by such Reporting Person, after giving effect to the 9.8% Blocker, is less than the number of securities reported on rows (6), (8) and (9).

CUSIP No. 44862P109	13G/A	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Highbridge MSF International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,086,198 shares of Class A Common Stock (including 929,869 shares of Class A Common Stock issuable upon exercise of warrants) (See Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,086,198 shares of Class A Common Stock (including 929,869 shares of Class A Common Stock issuable upon exercise of warrants) (See Item 4)*
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,086,198 shares of Class A Common Stock (including 929,869 shares of Class A Common Stock issuable upon exercise of warrants) (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.71% (See Item 4)*
12	TYPE OF REPORTING PERSON OO

* As more fully described in Item 4, the reported warrants are subject to the 9.8% Blocker. However, rows (6), (8), (9) and (11) show the number of shares of Class A Common Stock and percentage upon the exercise in full of the reported warrants and do not give effect to the 9.8% Blocker. Therefore, the actual number of shares of Class A Common Stock beneficially owned by such Reporting Person and the actual beneficial ownership percentage of such Reporting Person, after giving effect to the 9.8% Blocker, is less than the number of securities reported on rows (6), (8) and (9) and the percentage reported on row (11).

CUSIP No. 44862P109	13G/A	Page 4 of 8 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Hycroft Mining Holding Corporation (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 8181 E. Tufts Avenue, Denver, CO 80237.

Item 2(a).	NAME OF PERSON FILING:
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Item 2(c).	CITIZENSHIP:

This statement is filed by:

(i)	Highbridge Capital Management, LLC 277 Park Avenue, 23rd Floor New York, New York 10172 Citizenship: State of Delaware

(ii)	Highbridge MSF International Ltd. c/o Highbridge Capital Management, LLC 277 Park Avenue, 23rd Floor New York, New York 10172 Citizenship: Cayman Islands

The foregoing is hereinafter sometimes referred to as the "Reporting Person."

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock").

Item 2(e).	CUSIP NUMBER:

44862P109

CUSIP No. 44862P109	13G/A	Page 5 of 8 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act,
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
	(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
	(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________________

CUSIP No. 44862P109	13G/A	Page 6 of 8 Pages

Item 4.	OWNERSHIP.

(a) Amount beneficially owned:

As of the date hereof, subject to the 9.8% Blocker (as defined in Item 4(b) (i) Highbridge Capital Management, LLC, as the trading manager of Highbridge MSF International Ltd. and Highbridge Tactical Credit Master Fund, L.P., may be deemed to be the beneficial owner of the 6,895,798 shares of Class A Common Stock (including 1,353,865 shares of Class A Common Stock issuable upon exercise of warrants) held by Highbridge MSF International Ltd. and Highbridge Tactical Credit Master Fund, L.P. (collectively, the "Highbridge Funds") and (ii) Highbridge MSF International Ltd. may be deemed to be the beneficial owner of the 4,086,198 shares of Class A Common Stock (including 929,869 shares of Class A Common Stock issuable upon exercise of warrants) held by it.

(b) Percent of class:

The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 59,977,318 shares of Class A Common Stock reported to be outstanding as of August 3, 2021, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021 filed with the Securities and Exchange Commission on August 4, 2021 and assumes the exercise of the warrants reported herein subject, in the case of Highbridge Capital Management, LLC, to the 9.8% Blocker. Therefore, as of the date hereof, (i) Highbridge Capital Management, LLC may be deemed to beneficially own approximately 9.8% of the outstanding shares of Class A Common Stock held by the Highbridge Funds (after giving effect to the 9.8% Blocker) and (ii) Highbridge MSF International Ltd. may be deemed to beneficially own approximately 6.71% of the outstanding shares of Class A Common Stock held by it (without giving effect to the 9.8% Blocker).

Pursuant to the terms of the reported warrants, the Reporting Persons cannot exercise the reported warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.8% of the outstanding shares of Class A Common Stock (the "9.8% Blocker") and the percentage set forth in Row (11) of the cover page for Highbridge Capital Management, LLC gives effect to the 9.8% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise all of such reported warrants due to the 9.8% Blocker.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Class A Common Stock (including the shares of Class A Common Stock issuable upon exercise of warrants) held by the Highbridge Funds.

CUSIP No. 44862P109	13G/A	Page 7 of 8 Pages

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

See Item 4(a)

(iii) Sole power to dispose or to direct the disposition of

0
(iv) Shared power to dispose or to direct the disposition of

See Item 4(a)

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 4.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each Reporting Person hereby makes the following certification:

CUSIP No. 44862P109	13G/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: September 3, 2021

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ Kirk Rule
Name:	Kirk Rule
Title:	Executive Director

HIGHBRIDGE MSF INTERNATIONAL LTD.

By:	Highbridge Capital Management, LLC its Trading Manager

By:	/s/ Kirk Rule
Name:	Kirk Rule
Title:	Executive Director